UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 20, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		264,719,287*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,719,287*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,719,287*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.15% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011 and the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Ricketts Parties for whom ownership information is publicly available beneficially owned, in the aggregate, 83,380,895 shares of Issuer Common Stock (as defined herein), representing approximately 14.54% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 20, 2010 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 573,629,041 shares of Issuer Common Stock outstanding as of December 20, 2010, as reported by the Issuer in its Proxy Statement for Annual Meeting of Stockholders on Schedule 14A filed on January 7, 2011.

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.a.r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		264,719,287*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,719,287*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,719,287*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.15% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011 and the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Ricketts Parties for whom ownership information is publicly available beneficially owned, in the aggregate, 83,380,895 shares of Issuer Common Stock (as defined herein), representing approximately 14.54% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 20, 2010 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 573,629,041 shares of Issuer Common Stock outstanding as of December 20, 2010, as reported by the Issuer in its Proxy Statement for Annual Meeting of Stockholders on Schedule 14A filed on January 7, 2011.

Item 1: Security and Issuer
This Amendment No. 10 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009 and Amendment No. 9 thereto filed on August 13, 2010 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 10 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 2: Identity and Background
Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 10) as follows:
This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”) and TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive office of TD LIH is located at 46A, Avenue John F. Kennedy, L-2951 Luxembourg, Grand-Duchy of Luxembourg.
The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4: Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented by the following:
As previously disclosed in the Statement, as of August 6, 2010, the Issuer, TD, TD LIH and the Ricketts Parties entered into Amendment No. 3 to the Stockholders Agreement, dated as of June 22, 2005 (“Amendment No. 3”). Under Amendment No. 3: (i) TD has until January 24, 2014 to take all actions reasonably necessary to reduce its ownership in the Issuer to 45% of the outstanding Issuer Common Stock; (ii) TD is required to take all actions reasonably necessary to commence reduction of its ownership in the Issuer Common Stock and then continue such reduction for so long as such reduction can be executed at a price per share equal to or greater than TD’s then-applicable average carrying value per share of Issuer Common Stock; and (iii) in connection with stock repurchases by the Issuer, TD’s ownership interest in the Issuer will not exceed 48% of the outstanding Issuer Common Stock. As of January 20, 2011, TD’s ownership in the Issuer represented approximately 46.15% of the outstanding Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 20, 2010 as reported by the Issuer). In compliance with their obligations under

Amendment No. 3, TD and TD LIH currently intend to sell up to 17,300,000 shares of Issuer Common Stock, subject to market conditions, the price limitations specified in Amendment No. 3, compliance with applicable law and the Stockholders Agreement and other factors. Accordingly, on January 20, 2011, TD LIH entered into a stock sales plan with its broker, Goldman, Sachs & Co., which plan is intended to comply with Rule 10b5-1(c)(1) under the Exchange Act (the “Sales Plan”). The Sales Plan provides for the sale of up to 17,300,000 shares of Issuer Common Stock held by TD LIH, which sales would be effected at or above a per share price of $20.22 and subject to the limitations prescribed by Rule 144 under the Securities Act of 1933. Assuming such sales are completed and the Issuer completes the authorized repurchase program approved by the Issuer’s board of directors in August 2010, TD’s beneficial ownership of the Issuer Common Stock is expected to be approximately 45%. The Sales Plan will expire on April 20, 2011, subject to earlier termination in certain circumstances. A form of the Sales Plan is attached as Exhibit 11 hereto and incorporated herein by reference. Depending on market conditions, the price limitations contained in the Sales Plan and other variables, the Sales Plan may not result in sales of the full number of shares of Issuer Common Stock necessary to sell all 17,300,000 shares subject to the Sales Plan and/or to reduce TD and TD LIH’s beneficial ownership of the Issuer Common Stock to the extent required by the Stockholders Agreement. Accordingly, from time to time in the future, sales of Issuer Common Stock may be effected by or on behalf of TD or TD LIH pursuant to the Sales Plan, future stock sales plans (which may have different price limitations and/or be entered into with different brokers) designed to comply with Rule 10b5-1(c)(1) under the Exchange Act, in open market transactions, privately negotiated transactions, through a public offering or otherwise. Any such dispositions will be subject to market conditions and other considerations and the terms of the Stockholders Agreement, as amended to date and as it may be further amended or otherwise modified from time to time.
In addition, as previously disclosed in the Statement, TD intends to review from time to time its investment in the Issuer and the Issuer’s business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the TD Entities may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, such actions may include additional sales of shares of Issuer Common Stock or other securities of the Issuer through sales plans, in open market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of its rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the Nasdaq National Market System (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above.
Other than as described in this Statement, the TD Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5:
Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:
(a) and (b). As of January 20, 2011, TD LIH is the record and beneficial owner of 264,719,287 shares of Issuer Common Stock, representing approximately 46.15% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 20, 2010 as reported by the Issuer). TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity.
Except for Mr. Clark, Mr. Bragg and Mr. Prezzano, as of January 20, 2011, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of January 20, 2011, Mr. Clark beneficially owned 6,000 shares of Issuer Common Stock; Mr. Bragg beneficially owned 113,000 shares of Issuer Common Stock; and Mr. Prezzano beneficially owned 61,184 shares of Issuer Common Stock.

Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011 and the Form 4 filed by J. Joe Ricketts on January 7, 2011, the Ricketts Parties for whom ownership information is publicly available beneficially owned, in the aggregate, 83,380,895 shares of Issuer Common Stock, representing approximately 14.54% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of December 20, 2010 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act “), with respect to the Issuer.
All information contained in the Statement relating to the Ricketts Parties is based on information provided in, and solely with respect to the Ricketts Parties for whom ownership information is reported in, the Proxy Statement for Annual Meeting of Stockholders on Schedule 14A of the Issuer filed on January 7, 2011 and the Form 4 filed by J. Joe Ricketts on January 7, 2011. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.
(c) Except as otherwise specified in this Statement, none of the TD entities nor, to the best of the TD Entities’ knowledge, none of the individuals listed on Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days, other than in the ordinary course of their banking and related businesses, pursuant to which 45 shares of Issuer Common Stock previously reported and held for the accounts of customers of TD Asset Management Inc., a wholly owned subsidiary of TD, have been disposed.
Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Statement is hereby amended and supplemented by the following:
On January 20, 2011, TD LIH entered into the Sales Plan described above in Item 4 of this Amendment No. 10, which description is incorporated herein by reference. A form of the Sales Plan is attached hereto as Exhibit 11. As described in Item 4 above, TD and/or TD LIH may from time to time in the future enter into additional sales plans intended to comply with Rule 10b5-1(c)(1) under the Exchange Act in order to effect sales of Issuer Common Stock as required by Amendment No. 3 or as otherwise described in Item 4. TD currently anticipates that any such future sales plans would be on terms substantially similar to those set forth in the Sales Plan.
From time to time, equity, debt or other securities of the Issuer may be held in managed or similar accounts of customers of TD or its affiliates.
Item 7: Material to be Filed as Exhibits
Item 7 of the Statement is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
11	Form of Sales Plan
12	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2011

THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.
By:	/s/ Dave Sparvell
	Name:	Dave Sparvell
	Title:	Board Manager

SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS
OF THE TD ENTITIES
Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President and Chief Executive officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Hugh J. Bolton (Canadian Citizen)	Chair of the Board EPCOR Utilities Inc. EPCOR Centre 1800-10065 Jasper Avenue. NW Edmonton, Alberta T5J 3B1

John L. Bragg (Canadian Citizen)	Chairman, President & Co-Chief Executive Officer Oxford Frozen Foods Limited 4881 Main St. P.O. Box 220 Oxford, N.S. B0M 1P0

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

W. Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1 Toronto-Dominion Centre 66 Wellington Street West, 4th Floor, TD Bank Tower Toronto, Ontario M5K 1A2

Wendy K. Dobson (Canadian Citizen)	Professor and Co-Director Institute for International Business Joseph L. Rotman School of Management University of Toronto 105 St. George Street Toronto, Ontario M5S 3E6

Name	Present Principal Occupation or Employment and Address

Henry H. Ketcham (US and Canadian Citizen)	Chairman, President and Chief Executive Officer West Fraser Timber Co. Ltd. Suite 501 — 858 Beatty Street Vancouver, BC V6B 1C1

Pierre H. Lessard (Canadian Citizen)	Executive Chairman of the Board METRO INC. 1002 Sherbrooke St. West Suite 2200 Montreal, Quebec H3A 3L6

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1 Toronto-Dominion Centre 66 Wellington Street West, 4th Floor Toronto, Ontario M5K 1A2

Harold H. MacKay (Canadian Citizen)	Counsel MacPherson Leslie & Tyerman LLP 1500 — 1874 Scarth St. Regina, Saskatchewan S4P 4E9

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	President and Chief Executive Officer Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9

Wilbur J. Prezzano (US Citizen)	Corporate Director and retired Vice Chairman Eastman Kodak Company 28 Murray Blvd. Charleston, South Carolina 29401-2350

Helen K. Sinclair (Canadian Citizen)	Chief Executive Officer BankWorks Trading Inc. 20 Adelaide Street East, Suite 400 Toronto, ON M5C 2T6

Name	Present Principal Occupation or Employment and Address

Carole S. Taylor (Canadian Citizen)	Corporate Director #5103 — 1128 West Georgia Street Vancouver, BC V6E 0A8

John M. Thompson (Canadian Citizen)	Corporate Director 20 Hedgewood Road Toronto, Ontario M2L 1L5

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head, Corporate Development, Enterprise Strategy and Treasury Corporate Office, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group

William Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head, Marketing, Corporate and People Strategies, Corporate Office, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Timothy David Hockey (Canadian Citizen)	Group Head, Canadian Banking and Insurance, TD Bank Group and President and Chief Executive Officer, TD Canada Trust

Colleen Mary Johnston (Canadian Citizen)	Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, N.A.

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Michael Bo Pedersen (Canadian Citizen)	Group Head, Wealth Management, Direct Channels, and Corporate Shared Services, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

DIRECTORS

Nicolas Horlait	Board Manager
(Belgian Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg

Yves Sawaya	Board Manager
(Egyptian Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg

Dave Sparvell	Board Manager
(British Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg